MIDLAND CAPITAL HOLDINGS CORPORATION
EXHIBIT 11
STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended
	September 30,
	2007	2006

Net Income	$191,610	$221,240

Weighted average common shares outstanding for basic computation	372,600	372,600

Basic earnings per share	$0.51	$0.59

Weighted average common shares outstanding for basic computation	372,600	372,600

Common stock equivalents due to dilutive effect of stock options	—	—

Weighted average common shares and equivalents Outstanding for diluted computation	372,600	372,600

Diluted earnings per share	$0.51	$.59